Exhibit 12 UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES For the Six Months ended June 30, 2004 (Dollars in Thousands)

EARNINGS
Income before income taxes and minority interest	$86,865
Add (Deduct):
Earnings on Equity Method	(32,648)
Distributions from Unconsolidated Entities	7,221
Minority interest in income of majority-owned subsidiaries that do not
have fixed charges	(6,023)

$55,415
Add fixed charges:
Consolidated interest expense	$40,415
Deferred debt amortization expense	851
Interest Portion (1/3) of Consolidated Rent Expense	11,610

$108,291

FIXED CHARGES
Consolidated interest expense	$40,415
Deferred debt amortization expense	851
Interest Portion (1/3) of Consolidated Rent Expense	11,610

$52,876

RATIO OF EARNINGS TO FIXED CHARGES	2.05